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Confidential

January 25, 2023

Ms. Li Xiao

Ms. Angela Connell

Mr. Jimmy McNamara

Mr. Jason Drory

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        YishengBio Co., Ltd (CIK No. 0001946399)

Response to the Staff’s Comments on

Amendment No. 1 to Registration Statement on F-4

Filed on January 13, 2023

File No. 333-269031

Dear Ms. Li Xiao, Ms. Connell, Mr. McNamara and Mr. Drory,

On behalf of our client, YishengBio Co., Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 19, 2023 on the Company’s amendment No. 1 to registration statement on Form F-4 filed on January 13, 2023. Concurrently with the submission of this letter, the Company is filing its Amendment No. 2 to the registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately sent to you via email today a copy of the Registration Statement, marked to show changes to the amendment No. 1 to registration statement on Form F-4, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊· • 桑西尼· •古奇 •·罗沙迪律师事务所

austin   beijing   boston   brussels   hong kong   london   los angeles   new york   palo alto
san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Basis of Presentation, page 335

1.	We note your response to our prior comment 2 and the revisions made to your pro forma financial information, including changes to the periods presented in your Pro Forma Condensed Combined Statements of Operations (i.e., year ended December 31, 2021 and the nine months ended September 30, 2022.) Please note that the age of the pro forma financial information included in a registration statement should be based on the age of financial statements requirement applicable to the registrant. Accordingly, as YS Biopharma is the registrant, it is unclear why you have not presented your Pro Forma Condensed Combined Statements of Operations for the year ended March 31, 2022 and the six months ended September 30, 2022 consistent with the financial statements presented for YS Biopharma beginning on page F-42. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the Pro Forma Condensed Combined Statement of Operations on pages 13, 54, 55, 56, 57, 327 and 330-338 of the Registration Statement.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended March 31, 2022 combines the unaudited condensed statement of operations of Summit for twelve months ended March 31, 2022 with the audited condensed consolidated statement of operations of YS Biopharma for the fiscal year ended March 31, 2022. Summit’s results for its 12-month period are derived by adding the results of the three-month period ended March 31, 2022, to its income statement for the year ended December 31, 2021, and subtracting the results of the three-month period ended March 31, 2021.

The unaudited pro forma condensed combined statement of operations for the six months ended September 30, 2022 combines the unaudited condensed statement of operations of Summit for the six months ended September 30, 2022 with the unaudited condensed consolidated statement of operations of YS Biopharma for the six months ended September 30, 2022.

General

2.	Please revise throughout where you discuss the Holding Foreign Companies Accountable Act (the "HFCA Act") to reflect the HFCA Act timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations Act, 2023," signed into law on December 29, 2022.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 103 and 104 of the Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Mr. Hui Shao, Director, President and Chief Executive Officer, YishengBio., Co., Ltd

Mr. Bo Tan, Director, Chief Executive Officer and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.

Mr. Ken Poon, Director, President and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.

Will H. Cai, Esq., Cooley LLP

Yiming Liu, Esq., Cooley LLP

Timothy Pitrelli, Esq., Cooley LLP

Anthony S. Chan Director, Assurance and Advisory Service, Wei, Wei & Co., LLP